Exhibit 99.1

company statement
8 March 2005	For media enquiries please contact James Rickards on
Tel: 61 2 8274 5304 Mob: 0419 731 371. For
investor/analyst enquiries please contact Steve Ashe on
Tel: 61 2 8274 5246 or Mob: 0408 164 011

Government Review of Legal Costs –
a Positive First Step

James Hardie Industries NV (JHINV) has acknowledged the NSW Government’s recommendations as a positive first step towards establishing a more efficient system, following its Review of Legal, Administrative and Other Costs in Dust Diseases Compensation Claims (the “Review”).

The reduction of legal, administrative and other costs is an important factor in the future affordability and sustainability of James Hardie’s proposal for the long-term funding of asbestos related personal injury claims. This principle was agreed to by all parties to the Heads of Agreement entered into on 21 December 2004 between JHINV and the NSW Government, the ACTU and asbestos victims groups.

The key NSW Government recommendations that will assist with cost reduction are:

•	the early provision of as much information as possible by claimants in a prescribed form prior to actively litigating the claim in court;

•	a formal process of settlement offers and mediation prior to active litigation in court;

•	streamlining of Dust Diseases Tribunal procedures for matters that are not resolved by settlement offers and do proceed to a court hearing; and

•	cost penalties if litigation proceeds and the result is not materially different from the settlement offers.

However, some key aspects of the proposed cost reduction are to be the subject of further development, including:

•	the determination of the apportionment of liability between all liable parties;

•	the settlement of claims through a single claims manager representing the liable parties; and

•	new legislation to give effect to the recommendations.

Disputes and delays due to multiple defendants are a major contributor to cost. The issues arising in multiple defendant cases, while often complex, are to be the subject of conferences between interested parties (defendants and insurers) over the coming weeks.

While the Review is concerned solely with NSW procedures and legislation, the NSW Government has previously indicated its willingness to promote the recommendations of the Review to other states. The adoption of these recommendations by other States and Territories is a critical issue.

“The Government’s proposal is a positive step towards a more efficient alternative to costly litigation as a means of resolving the majority of claims without diminishing claimants’ rights,” said Russell Chenu, Chief Financial Officer, James Hardie Industries.

“The waste involved with the current system where legal costs are 36% of the payments projected to be received by claimants from the Medical Research and Compensation Foundation1 is unacceptable and requires dramatic reform.”

Mr Chenu said it was essential the proposed new procedures be covered by legislation to ensure they operate effectively for all parties and are sustainable in the long-term. He welcomed the NSW Government’s commitment to introduce this legislation and to collect accurate cost data to provide the basis of a further annual review. James Hardie believes the suggested review should be undertaken periodically to ensure the efficacy and sustainability of the revised system.

Finalisation of the Principal Agreement, contemplated by the Heads of Agreement, which is currently being progressed between James Hardie and the NSW Government, is contingent on the final outcome of the Review – including those areas requiring further development.

End.

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

James Rickards
Telephone: 61 2 8274 5304
Mobile: 0419 731 371
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218

www.jameshardie.com

[1]	The legal costs are the plaintiff and defendant costs borne by the MRCF across all claims. The estimated projected future payments are net of insurance recoveries and legal costs. If the insurance recoveries are added back, the percentage is 31%.

Disclaimer

This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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